Mail Stop 4561

January 10, 2008

<u>VIA U.S. MAIL AND FAX (972) 444-4949</u>

Andrew Welch
Chief Financial Officer
FelCor Lodging Limited Partnership
545 E. John Carpenter Frwy, Suite 1300
Irving, TX 75062

        Re: FelCor Lodging Limited Partnership
                Form 10-K for Fiscal Year Ended
                December 31, 2006
                Filed March 2, 2007
                File No. 333-39595-01

Dear Mr. Welch:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Kevin Woody
                          Branch Chief